10026062

CM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33680

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First State Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7136 S. Yale, Suite 102
(No. and Street)

Tulsa	OK	74136
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/5/2010

OATH OR AFFIRMATION

I, Sidney I. Shupack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First State Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sid Shupack
Signature

President
Title

Danielle Conrad
Notary Public

DANIELLE CONRAD NOTARY PUBLIC STATE OF OKLAHOMA TULSA COUNTY

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST STATE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2009

FIRST STATE SECURITIES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
First State Securities, Inc.

We have audited the accompanying statement of financial condition of First State Securities, Inc., as of December 31, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First State Securities, Inc., as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

FIRST STATE SECURITIES, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 1,579
Money market mutual fund	7,197
Receivable from clearing broker/dealer	30,003
Common stocks owned at fair value (cost of $186,911)	225,476
Income tax assets	26,860
Other assets	1,607
Total Assets	$ 292,722

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to Advisors	$ 5,751
Total liabilities	5,751
Stockholder's equity	
Common stock - $1 par value, 300,000 shares authorized, 27,700 shares issued, less 500 shares of treasury stock	27,200
Additional paid in capital	95,106
Retained earnings	260,285
Due from affiliates	(95,620)
Total stockholder's equity	286,971
Total Liabilities and Stockholder's Equity	$ 292,722

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2009

Revenue	
Commissions	$ 14,062
Revenue from sale of investment company shares	151
Interest and dividends	25,453
Unrealized losses on marketable securities	(53,556)
	(13,890)
Expenses	
Officer compensation	22,950
Clearance paid to broker	10,129
Communications	4,621
Occupancy costs	3,112
Regulatory fees	2,404
Other	5,193
	48,409
Net loss before income taxes	(62,299)
Provision (benefit) for income taxes	(22,711)
Net Loss	$ (39,588)

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Due from Affiliates	Total
Balance, December 31, 2008	27,200	$ 27,200	$ 95,106	$ 299,873	$ (89,149)	$ 333,030
Advances to affiliates					(6,471)	(6,471)
Net loss				(39,588)		(39,588)
Balance, December 31, 2009	27,200	$ 27,200	$ 95,106	$ 260,285	$ (95,620)	$ 286,971

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2009

Balance, December 31, 2008	$	--
Additions		--
Retirements		--
Balance, December 31, 2009	$	--

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net loss	$ (39,588)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Deferred income tax expense	(20,887)
Unrealized losses on investment securities	53,556
Change in assets and liabilities:	
Decrease in receivable from brokers	6,091
Increase in other assets	(25)
Net cash provided (used) by operating activities	(853)
Cash Flows from Investing Activities	
Net advances to Financial and affiliate	(193)
Net cash provided (used) by investing activities	(193)
Cash Flows from Financing Activities	--
Net decrease in cash and cash equivalents	(1,046)
Beginning cash and cash equivalents	9,822
Ending cash and cash equivalents	$ 8,776
Supplemental Disclosures	
Cash paid for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

First State Securities, Inc. ("Securities" or the "Company") is a wholly-owned subsidiary of First State Financial, Inc. ("Financial"). First State Investment Advisors, Inc. ("Advisors"), an affiliate that is also wholly-owned by Financial, provides investment advisory services to Securities' customers.

Securities is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3 (k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a clearing broker/dealer.

Securities customers are primarily individuals residing in the Tulsa, Oklahoma metropolitan area. Securities' clearing broker/dealer is located in Dallas, Texas. Receivable from clearing broker/dealer is primarily a clearing deposit.

Note 2 - Summary of Significant Accounting Policies

FASB Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). SFAS 168 is effective for all interim and annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to Securities' financial statement disclosure references. As such, the adoption of this pronouncement had no effect on Securities' financial position, results of operations, or cash flows.

In order to facilitate the transition to the FASB ASC, Securities has elected to show all references to FASB ASC along with a parenthetical reference to the previous accounting standard.

Note 2 - Summary of Significant Accounting Policies, continued

Recent Pronouncements

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. Securities adopted SFAS 165 for its year ended December 31, 2009. The adoption did not have a material impact on the Securities' financial statements.

See Note 9 for more information regarding Securities' evaluation of subsequent events.

Common Stocks Owned

Common stocks owned are carried at fair value as determined by quoted market prices. The resulting difference between cost (determined by specific identification) and market (or fair value) is included in income. Common stocks are held for long-term investment and consist of shares in U.S. companies which are listed on a national exchange and operate in various industries.

Securities Transactions

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis.

Cash Equivalents

Securities treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows. Cash and cash equivalents at December 31, 2009 are as follows:

Cash	$ 1,579
Money market mutual funds	7,197
	$ 8,776

Note 2 - Summary of Significant Accounting Policies, continued

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 has been incorporated into FASB ASC 740. Securities adopted FIN 48 for its year ended December 31, 2009. The adoption of FIN 48 did not have a material effect on Securities financial position, results of operations, or cash flows.

Securities files a consolidated federal and Oklahoma income tax returns with Financial. Income taxes are recorded using the separate company method to comply with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Any resulting provision or benefit for income taxes is recorded in the statement of income. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three years from the date of filing.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Note 3 - Fair Value Measurements

In accordance with FASB ASC 820, *Fair Value Measurements* (SFAS No. 157), Securities categorizes its common stocks owned recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Securities' securities owned are classified as Level 1 assets because valuations are based on quoted prices in active markets for identical assets that Securities has the ability to access.

Note 4 - Related Party Transactions

Advisors provides personnel, office space and other administrative services to Securities under an expense sharing agreement. Expenses incurred under this agreement aggregated $27,652 in 2009.

Note 5 - Commitments and Contingencies

Securities is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potential indemnification loss at December 31, 2009.

Note 6 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2009 and the procedures followed in making the periodic computations required. At December 31, 2009, Securities had net capital of approximately $198,686 and net capital requirements of $100,000. The ratio of aggregate indebtedness to net capital was .03 to 1 at December 31, 2009. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 7 - Possession or Control Requirements

Securities does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 8 - Income Taxes

The provision for income taxes consists of a current income tax benefit of $1,824 and a deferred income benefit of $20,887.

Income tax assets consist of the following:

Deferred taxes	
Capital loss carryforwards (asset)	$ 40,076
Unrealized gains on investment securities (liability)	(15,040)
Net deferred tax assets	25,036
Current income tax benefit	1,824
Total income tax assets	$ 26,860

Note 9 - Subsequent Events

In preparing the accompanying financial statements, in accordance with FASB ASC 855, "Subsequent Events", Securities has reviewed events that have occurred after December 31, 2009, through February 24, 2010, the date the financial statements were available to be issued. During this period, Securities did not have any material subsequent events.

Supplemental Information

Pursuant to Rule 17A-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2009

Schedule I

FIRST STATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Computation of Net Capital

Total stockholder's equity qualified for net capital		$ 286,971
Deductions and/or charges		
Non-allowable assets:		
Income tax assets	$ 26,860	
Other assets	1,607	(28,467)
Net capital before haircuts on securities positions		258,504
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market mutual fund	144	
Common stocks	33,821	
Undue concentration	25,853	(59,818)
Net capital		$ 198,686

Aggregate Indebtedness

Items included in statement of financial condition	
Liabilities	$ 5,751
Total aggregate indebtedness	$ 5,751

Schedule I (continued)

FIRST STATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 384
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 98,686
Excess net capital at 1000%	$ 198,111
Ratio: Aggregate indebtedness to net capital	0.03 to 1

Reconciliation with the Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

FIRST STATE SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
First State Securities, Inc.

In planning and performing our audit of the financial statements of First State Securities, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered Securities' internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Securities' practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2010

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
First State Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by First State Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating First State Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for First State Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033680 FINRA DEC
FIRST STATE SECURITIES INC 15*15
7136 S YALE AVE STE 102
TULSA OK 74136-6315

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Paul Mitchell (918)492-1466

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

12/01/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First State Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasurer
(Title)

Dated the 19 day of February , 2010 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 26207
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	26207
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	86
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	5614
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2436
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	8136
2d. SIPC Net Operating Revenues	$ 18071
2e. General Assessment @ .0025	$ 150

(to page 1 but not less than $150 minimum)